Exhibit 99.2
FOR IMMEDIATE RELEASE



Investor Relations Contact:         Company Contact:
John G. Nesbett/Vince Daniels       James P. Ashman
Lippert/Heilshorn & Associates      CFO, CAI Wireless Systems, Inc.
212-838-3777                        518-462-2632



              CAI WIRELESS SYSTEMS, INC. AGREES TO BE ACQUIRED BY
                                 MCI WORLDCOM

Albany, NY (April 16, 1999) -- CAI Wireless Systems, Inc. (OTC BB: CWSS) ("CAI") announced today that it has executed a letter of intent with MCI WorldCom, Inc. agreeing to be acquired for $24 per share in cash. The transaction is subject to customary conditions, including the execution of a definitive agreement and the receipt of required regulatory approvals. CAI has agreed to deal exclusively with MCI WorldCom for a 10-day period while the definitive agreement is being negotiated.

CAI was advised by MCI WorldCom that it had entered into one or more contracts providing for its purchase, subject to regulatory approval, of more than half of CAI's common stock from certain institutional holders. MCI WorldCom also confirmed to CAI that it had acquired a significant amount of CAI's 13% Senior Notes due 2004 and CAI's secured credit facility.

In connection with the execution of the letter of intent, CAI has adopted a Shareholders' Rights Plan and has declared a dividend of a right to buy one one-hundredth of a share of a new Series A preferred stock to be distributed on each share of CAI's common stock.

Under the Rights Plan, if an entity (other than certain exempted entities, including MCI WorldCom), without first obtaining the prior approval of the CAI Board of Directors, becomes the beneficial owner of more than 15% of the CAI common stock, then, among other things, the rights distributed to holders of CAI's common stock would be exercisable for shares of the Series A preferred stock at a price that is 50% of the then current price of the CAI common stock. The Rights Plan is intended to preserve the Board of Directors' control of an orderly process.

CAI has broken off discussions with all other strategic entities at this time.

CAI has been seeking a strategic partner since its emergence from bankruptcy in October 1998. Based in Albany, NY, CAI currently operates six analog-based MMDS subscription video systems in New York City, Rochester and Albany, NY; Philadelphia, PA; Washington, DC, and Norfolk/Virginia Beach, VA. CAI also owns a portfolio of MMDS channel rights in eight additional markets, including Long Island, Buffalo and Syracuse, NY, Providence, RI, Hartford, CT, Boston, MA, Baltimore, MD, and Pittsburgh, PA. In addition, CAI owns approximately 94% of CS Wireless Systems, Inc., an MMDS operator based in Plano, TX.

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